

Rashid Johnson (b. 1977)



We secured our second painting by the artist in a benefit auction which the artist generously created the Painting for and donated to. Proceeds from the auction went directly towards supporting the Nina Simone Childhood Home preservation project.

INVESTMENT THESIS

Initial Offering Price
$833,000

Offering Circular
sec.gov

Similar Sales | Record Price | Repeat Sales



$3.0m
$2.5m
$2.0m
$1.5m
$1.0m
$0.5m
19
20
21
22

Price Appreciation of Similar Works
33.3%

Sharpe Ratio (1995-2021) watch video

Rashid Johnson	Speculative
All Art	0.55
S&P 500	0.56

75% Progress

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Rashid Johnson

(b. 1977)

Why we like this offering

1. The "Bruise Paintings" are a series of oil paintings by Rashid Johnson characterized by their use of deep blue paint, and features abstract shapes and patterns, which are created by the artist's use of different painting techniques.
2. The Painting, which was executed in 2023, is a superb example of Rashid Johnson's work and was made by the artist for inclusion in the charity auction, Nina Simone Childhood Home: Benefit Auction Co-Presented by the African American Cultural Heritage Action Fund and Pace Gallery, in New York. The proceeds from the sale of the work go directly towards supporting the Nina Simone Childhood Home preservation project, and the Painting belong's to Johnson's series of "Bruise Paintings" and features the artist's widely recognized "Anxious Men" motif in the color blue.
3. The "Bruise Paintings" are similar to Johnson's infamous "Anxious Men" series with more emphasis on blue and black colors, but using the same iconography.
4. Although Johnson prefers to use a variety of materials such as black soap, wax, and shea butter which have historical significance, with the "Bruise Paintings" series he chose to use "significant, and universally recognizable, medium of oil paint in order to communicate his message all the more urgently".
5. As of May 26, 2023, works featuring Anxious Men iconography account for five of Johnson's top ten auction records.
6. As of May 26, 2023, Johnson's works featuring the aforementioned "Anxious Men" have achieved prices at auction in excess of $1.9 million and are led by: "Surrender Painting Sunshine" (2022), which sold for $3,000,000 in November 2022, "Bruise Painting 'Or Down You Fall'" (2021), which is from the Bruise Paintings series sold for $2,550,000 in November 2021 and "Anxious Red Painting December 18th" (2020), which sold for $1,950,000 in May 2021, all of which are larger than the Painting.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$9,706,272	40	$2,475,000

Average Prices


371.4K
278.6K
185.7K
92.9K
11 12 13 14 15 16 17 18 19 20 21 22

Turnover by Year


9.7M
7.3M
4.9M
2.4M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned


Sold
Unsold
42
31.5
21
10.5
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price $833,000

Offering Circular sec.gov/edgar

Painting







About Rashid Johnson

Rashid Johnson (b. 1977, Chicago, IL) is a contemporary artist whose multidisciplinary practice incorporates sculpture, painting, drawing, filmmaking, and installation to address issues of black identity and history. After studying photography at the Art Institute of Chicago, Johnson's practice quickly expanded to embrace a range of media resulting in a complex practice that incorporates diverse materials rich with symbolism and personal history.

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RASHID

JOHNSON

b. 1977, UNITED STATES



$833,000

INITIAL OFFERING

33.3%	39.0%
HISTORICAL APPRECIATION OF SIMILAR WORKS[1]	ANNUAL GROWTH OF RECORD PRICE[2]

Oil on linen | 48 × 36 in. (122 × 91 cm.)

Rashid Johnson is a contemporary artist whose multidisciplinary practice incorporates sculpture, painting, drawing, filmmaking, and installation to address issues of African American identity and history.

The Painting, which was executed in 2023, is a superb example of Rashid Johnson's work and was made by the artist for inclusion in the charity auction, Nina Simone Childhood Home: Benefit Auction Co-Presented by the African American Cultural Heritage Action Fund and Pace Gallery, in New York. The proceeds from the sale of the work go directly towards supporting the Nina Simone Childhood Home preservation project, and the Painting belong's to Johnson's series of "Bruise Paintings" and features the artist's widely recognized "Anxious Men" motif in the color blue. The "Bruise Paintings" are a series of oil paintings by Rashid Johnson characterized by their use of deep blue paint, which is often applied in thick, gestural strokes. The paintings also often feature abstract shapes and patterns, which are created by the artist's use of different painting techniques. The "Bruise Paintings" are similar to Johnson's infamous "Anxious Men" series with more emphasis on blue and black colors, but using the same iconography. The "Bruise Paintings" were first created by Johnson during the COVID-19 pandemic, and subsequently exhibited by David Kordansky Gallery, so the sense of anxiety, isolation, and loss are central themes along with the aftermath, reckoning, and healing wrought by the pandemic. The part-geometric, part-human faces arranged are depicted through expressive brush strokes and aggressive use of line and color. Rashid Johnson describes his iconography as similar to "the smiley face, or the peace sign. This is anxiety. It's really interesting that way. And it's interesting that maybe we didn't have a symbol for it previously. It was something that universally understood, anxiety, it's not a new condition, yet there was still space to frame really specifically." Although Johnson prefers to use a variety of materials such as black soap, wax, and shea butter which have historical significance, with the "Bruise Paintings" series he chose to use "significant, and universally recognizable, medium of oil paint in order to communicate his message all the more urgently". As of June 5, 2023, works featuring Anxious Men iconography account for five of Johnson's top ten auction records. As of June 5, 2023, Johnson's works featuring the aforementioned "Anxious Men" have achieved prices at auction in excess of $1.9 million and are led by: *Surrender Painting Sunshine* (2022), which sold for $3,000,000 at Christie's, New York on November 17, 2022, *Bruise Painting 'Or Down You Fall'* (2021), which is from the Bruise Paintings series sold for $2,550,000 at Christie's, New York, on November 9, 2021 and *Anxious Red Painting December 18th* (2020), which sold for $1,950,000 at Christie's, New York, on May 11, 2021, all of which are larger than the Painting. The Painting's subject, execution, and materials make it a commercial and desirable work by Rashid Johnson.

AS OF JUNE 5, 2023, JOHNSON'S TOP AUCTION RECORDS ARE LED BY *SURRENDER PAINTING SUNSHINE* (2022), WHICH SOLD FOR $3,000,000 AT CHRISTIE'S, NEW YORK ON NOVEMBER 17, 2022, *BRUISE PAINTING 'OR DOWN YOU FALL'* (2021), WHICH SOLD FOR $2,550,000 AT CHRISTIE'S, NEW YORK, ON NOVEMBER 9, 2021 AND *ANXIOUS RED PAINTING DECEMBER 18TH* (2020), WHICH SOLD FOR $1,950,000 AT CHRISTIE'S, NEW YORK, ON MAY 11, 2021.

Since his auction debut in 2008, Rashid Johnson's secondary market has seen robust growth, particularly in recent years, with total sales reaching $12 million in 2021, up from $1.6 million in 2015. As of June 5, 2023, Johnson's top auction records are works from the aforementioned *Anxious Man*, and are led by *Surrender Painting Sunshine* (2022), which sold for $3,000,000 at Christie's, New York on November 17, 2022, *Bruise Painting 'Or Down You Fall'* (2021), which sold for $2,550,000 at Christie's, New York, on November 9, 2021 and *Anxious Red Painting December 18th* (2020), which sold for $1,950,000 at Christie's, New York, on May 11, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[3,4]


$3.0M
$2.3M
$1.5M
$0.8M
2019
2020
2021
2022

Rashid Johnson (b. 1977, Chicago, IL) is a contemporary artist whose multidisciplinary practice incorporates sculpture, painting, drawing, filmmaking, and installation to address issues of African American identity and history. He obtained a BFA in photography from Columbia College Chicago in 2000 and completed an MFA from the School of the Art Institute of Chicago in 2005, where he studied film, video, and new media. Johnson first garnered recognition with his participation in the seminal 2001 group exhibition "Freestyle," curated by Thelma Golden at the Studio Museum in Harlem, New York, which featured works by twenty-eight young black artists including Mark Bradford and Julie Mehretu, among others. In the Studio Museum show, Johnson exhibited a series of photographic portraits, depicting the plight of unhoused people in his hometown of Chicago. In the decades since, his practice has expanded to include a variety of mediums and stylistic evolutions. In 2011 Johnson's work was selected for inclusion at the Venice Biennale. That same year he joined mega-gallery Hauser & Wirth who, as of October 14, 2022 continue to represent the artist along with David Kordansky. In 2012 Johnson received the High Museum of Art's David C. Driskell Prize, which honors contributions in the field of African American art and was short-listed for the Hugo Boss Prize by the Solomon R. Guggenheim Museum in New York. While the artist has explored many conceptual trains of thought throughout his career, the theme of anxiety has been a recurring subject. In 2015, a critically acclaimed exhibition of his work at The Drawing Center in Manhattan, titled "Rashid Johnson: Anxious Men," introduced a series of contorted portraits in black which would multiply into crowds and transform throughout several subsequent bodies of work.





RASHID JOHNSON



1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Rashid Johnson have a record price compound annual growth rate ("CAGR") of 39.0% from June 27, 2013 to December 31, 2022. This calculation is based on (i) a record price of $107,667 on June 27, 2013, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $2,475,000, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

3. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

4. The table captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the [Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprises paintings by Rashid Johnson with the following criteria: works featuring anxious men iconography, measuring from 30 inches by 30 inches to 100 inches by 100 inches featuring more than 4 anxious men figures. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 33.3% CAGR implied from selected sales occurring from May 15, 2019 to November 17, 2022.

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